BB 3/4

08026623

ATES
NGE COMMISSION
..ashington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perigee Securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 Main Street, Suite 709
(No. and Street)

Sarasota,	FL	34236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George L. Strobel, II (941) 955-0929
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Natherson & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1801 Glengary Street	Sarasota	FL	34231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/13/08

OATH OR AFFIRMATION

I, George L. Strobel, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perigee Securities, LP, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, George L. Strobel III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERIGEE SECURITIES, LP, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA LORD
MY COMMISSION # DD 713718
EXPIRES: September 11, 2011
Bonded Thru Notary Public Underwriters

[Signature]
Signature

Principal
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERIGEE SECURITIES, LP

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

December 31, 2007 and 2006

NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

Independent Auditors' Report

To the Members
of Perigee Securities, LP

We have audited the accompanying statements of financial condition of Perigee Securities, LP as of December 31, 2007 and 2006, and the related statements of income, changes in partners' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perigee Securities, LP, as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Natherson + Company, P.A.

Sarasota, Florida
February 25, 2008

Perigee Securities, LP

STATEMENTS OF FINANCIAL POSITION

December 31,

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash	$ 14,074	$ 21,470
Referral fee receivable	31,166	38,202
Prepaid expenses and deposit	700	1,370
Total current assets	$ 45,940	$ 61,042
LIABILITIES AND PARTNERS' EQUITY		
CURRENT LIABILITIES		
Accrued expense	$ 3,000	$ 2,500
Due to affiliate	-	302
Total current liabilities	3,000	2,802
PARTNERS' EQUITY	42,940	58,240
	$ 45,940	$ 61,042

The accompanying notes are an integral part of these statements.

Perigee Securities, LP

STATEMENTS OF INCOME

Years ended December 31,

	2007	2006
Revenues		
Referral fees	$ 186,556	$ 238,583
Variable insurance commission	10,698	9,908
Other	35,000	80
	232,254	248,571
Expenses		
Overhead allocation	17,299	13,930
Broker dealer fees	6,542	6,858
Consulting	8,864	2,075
Professional fees	4,311	4,145
Insurance	480	480
Taxes and licenses	1,636	1,601
Miscellaneous	382	-
	39,514	29,089
NET INCOME	$ 192,740	$ 219,482

The accompanying notes are an integral part of these statements.

Perigee Securities, LP

STATEMENTS OF CHANGES IN PARTNERS' EQUITY

Years ended December 31,

	General Partner	Limited Partners	Total
Partners' equity at January 1, 2006	$ 112	$ 30,606	$ 30,718
Net income	1,098	218,384	219,482
Distributions to partners	(960)	(191,000)	(191,960)
Partners' equity at December 31, 2006	250	57,990	58,240
Net income	964	191,776	192,740
Distributions to partners	(1,040)	(207,000)	(208,040)
Partners' equity at December 31, 2007	$ 174	$ 42,766	$ 42,940

The accompanying notes are an integral part of these statements.

Perigee Securities, LP

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 192,740	$ 219,482
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in referral fee receivable	7,036	(21,317)
(Increase) decrease in prepaid expenses	670	(231)
Increase in accrued expense	500	500
(Decrease) in due to affiliate	(302)	(2,889)
NET CASH PROVIDED BY OPERATING ACTIVITIES	200,644	195,545
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to partners	(208,040)	(191,960)
NET INCREASE (DECREASE) IN CASH	(7,396)	3,585
Cash at beginning of year	21,470	17,885
Cash at end of year	$ 14,074	$ 21,470

The accompanying notes are an integral part of these statements.

Perigee Securities, LP

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Organization

Perigee Securities, LP (the "Partnership") was formed as a limited partnership under the laws of the State of Delaware on June 28, 2002. The Partnership will continue until dissolved and liquidated in accordance with the Partnership Agreement. There were two limited partners at December 31, 2007 and 2006. Perigee Group, LC is the General Partner, and has full and complete power and authority to take all actions, and execute any and all agreements, contracts, documents, certifications, and instruments, for and on behalf of the Partnership and in its name. The Partnership is registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") and is subject to regulation under the Securities Exchange Act of 1934. The Partnership is an introducing broker-dealer.

The Partnership executes all of its customers' transactions on a fully disclosed basis through clearing broker-dealers who carry the accounts and securities of the Partnership's customers.

In a prior year, the Partnership entered into an agreement with a registered representative in St. Louis, Missouri. The registered representative is an independent contractor subject to supervision by the Partnership. The representative reimbursed the Partnership for certain expenses incurred. The reimbursement is included in other income in 2006. The representative will receive 75% of the commissions generated up to $100,000 and 90% of the commissions generated above $100,000 per year. No such commissions were generated in 2007 or 2006. The agreement was terminated in 2007.

2. Income Taxes

All tax effects of the Partnership's income or loss are passed through to the partners individually; thus, this statement includes no income tax expense or benefit for the Partnership.

3. Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

4. Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statement of cash flows. The Partnership maintains its cash accounts at commercial banks. Total cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per bank. At December 31, 2007, amounts on deposit at commercial banks were fully insured by FDIC.

5. Referral Fee Receivable

The referral fee receivable represents commissions earned which were not received at year-end. The Partnership uses the allowance method of accounting for doubtful accounts. The allowance is based upon a review of the current status of existing receivables and management's estimate as to their collectibility. No allowance for doubtful accounts was recorded during 2007 or 2006 as management believes all accounts are collectible.

NOTE B - RELATED PARTY TRANSACTIONS

The Partnership has a management services agreement with Perigee Capital, LP under which management and back office support services are provided and charged as an overhead allocation service fee. Costs are allocated based on the percentage of time devoted to the Partnership. Perigee Capital, LP is a related party due to common ownership. The total cost allocated to the Partnership from Perigee Capital, LP for 2007 and 2006 was $17,299 and $13,930, respectively.

NOTE C - ALLOCATION OF PROFITS AND LOSSES

Profits for each fiscal year will be allocated among the partners in proportion to their percentage interests. Losses for each fiscal year will be allocated among the partners in accordance with their percentage interest, until each limited partners' capital account has been reduced to zero, and thereafter, to the General Partner. If the allocation of losses to the General Partner results in a negative capital balance, future profits are allocated to the General Partner to restore the basis to zero, then to all partners in proportion to their percentage interests.

NOTE D - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC is not presented since no such liabilities existed at December 31, 2007 or 2006 or at any time during the years then ended.

NOTE E - NET CAPITAL REQUIREMENTS

The Partnership is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $5,000 or 6.67% of aggregate indebtedness, both terms as defined by the Rule. At December 31, 2007 and 2006, the Partnership had net capital of $11,494 and $19,278, which exceeded the capital requirement by $6,494 and $14,278, respectively. The Partnership's ratio of aggregate indebtedness to net capital was .26 to 1 at December 31, 2007.

NOTE F - EXEMPTION UNDER SECTION (k)(2)(ii)

The Partnership operates pursuant to the (k)(2)(ii) exemptive provisions of SEC rule 15c3-3. The Partnership is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with clearing broker-dealers, and who promptly transmits all customer funds and securities to the clearing broker-dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing broker-dealers.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2007

Perigee Securities, LP

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

NET CAPITAL

Partners' equity		$ 42,940
Deductions for non-allowable assets		
Referral fee receivable		31,166
Prepaid expenses		280
NET CAPITAL		$ 11,494

AGGREGATE INDEBTEDNESS

Items included in balance sheet		
Accrued expense	$ 3,000	
Total aggregate indebtedness	$ 3,000	
Ratio: Aggregate indebtedness to net capital		.26 to 1
Minimum net capital requirement		$ 5,000

A reconciliation with the Partnership's computation (included in Part II of Form X-17A-5 as of December 31, 2007) is not presented as there are no material differences.

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL REQUIRED

BY SEC RULE 17a-5

NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

Independent Auditors' Report on
Internal Control Required
by SEC Rule 17a-5

To the Members of
Perigee Securities, LP

In planning and performing our audit of the financial statements and supplementary information of Perigee Securities, LP (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mathewson & Company, P.A.

END

Sarasota, Florida
February 25, 2008